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                           October 7, 2020

       Eric Zahler
       President and Chief Executive Officer
       Monocle Holdings Inc.
       c/o Monocle Acquisition Corporation
       750 Lexington Avenue, Suite 1501
       New York, NY 10022

                                                        Re: Monocle Holdings
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 15,
2020
                                                            File No. 333-235766

       Dear Mr. Zahler:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Comparative Share Information, page 52

   1.                                                   Please revise footnote
(1) to disclose the number of shares you used to derive pro forma book value per share at
June 30, 2020 assuming no redemption and maximum redemption.
       Pro Forma Condensed Combined Balance Sheet as June 30, 2020, page 100

   2. We refer to the pro forma combined (assuming no redemptions) column. It appears to us that cash and cash
equivalents should be $113,188,794. Please revise your registration statement or tell us
why your current presentation is appropriate.
 Eric Zahler
Monocle Holdings Inc.
October 7, 2020
Page 2
Signatures, page II-6

3. Please ensure to include the dates of the signatures in your next amendment. Please also file the consents of General Kehler and Messrs. Nolan and Kirton.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameEric Zahler
                                                           Division of
Corporation Finance
Comapany NameMonocle Holdings Inc.
                                                           Office of
Manufacturing
October 7, 2020 Page 2
cc:       Gregory P. Patti, Jr.
FirstName LastName